FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 1993


Commission file no. 1-924




                          A.  Full title of the plan:


                             AEROQUIP CORPORATION
                 RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES



                 B.  Name of issuer of the securities
                     held pursuant to the plan and the
                     address of its principal executive office:




                              TRINOVA CORPORATION
                                 3000 Strayer
                            Maumee, Ohio 43537-0050





             This document, including exhibits, contains 19 pages.
                      The cover page consists of 1 page.
                   The Exhibit Index is located on page 18.

                              REQUIRED INFORMATION




     The following financial statements are furnished for the Aeroquip Corporation Retirement Savings Plan for Hourly Employees:

                                                                   Page

     Report of Independent Auditors                                  3
     Statements of Net Assets Available for
      Plan Benefits                                                  4
     Statements of Changes in Net Assets Available
      for Plan Benefits                                              5
     Notes to Financial Statements                                   6


Exhibit

     The following exhibit is filed herewith:

     Exhibit
     Number

       (1)        Consent of Independent Auditors



                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AEROQUIP CORPORATION
                                  RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES


                                  By:  /S/ WILLIAM R. AMMANN
                                       William R. Ammann
                                       Vice President - Administration
                                        and Treasurer
                                       TRINOVA Corporation



June 28, 1994

REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Aeroquip Corporation
 Retirement Savings Plan for Hourly Employees




We have audited the accompanying statements of net assets available for plan benefits of the Aeroquip Corporation Retirement Savings Plan for Hourly Employees as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1993 and 1992, and the period April 1, 1991 to December 31, 1991. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992 and the changes in its net assets available for plan benefits for the years ended December 31, 1993, and 1992, and the period April 1, 1991 to December 31, 1991, in conformity with generally accepted accounting principles.




                                       /S/ ERNST & YOUNG
                                       ERNST & YOUNG


Toledo, Ohio
June 17, 1994

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AEROQUIP CORPORATION
                 RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES



                                                       December 31
                                                  1993            1992
ASSETS

  Contributions receivable from employer       $  2,297          $ 3,458
  Contributions receivable from employees         3,612            5,450
  Value of interest in Master Trust - Note 6
    Fixed Income Fund                            73,028           41,161
    Index Fund                                   10,183            5,322
    Multi-Asset Fund                             41,248           20,195
    TRINOVA Stock Fund                            3,117            1,051
                                                127,576           67,729

        TOTAL ASSETS                            133,485           76,637


LIABILITY

  Accrued benefit payments to participants                         1,079

        NET ASSETS AVAILABLE
         FOR PLAN BENEFITS                     $133,485          $75,558
                                                =======           ======




See accompanying notes



                       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                            AEROQUIP CORPORATION
                                RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES


                                                                                           April 1,1991
                                                                                                to
                                                           Year Ended December 31          December 31
                                                           1993             1992              1991

ADDITIONS
  Contributions by employees                              $31,846         $28,490            $19,221
  Contributions by employer                                20,306          17,931             11,979
  Net investment income
    Interest earned                                         4,357           2,558                547
    Dividends received                                        259             110                 20
    Realized gains on sales of investments                    518              57
    Other - principally unrealized gains
     on investments                                         3,998           1,286                491
                                                            9,132           4,011              1,058

                                                           61,284          50,432             32,258

DEDUCTIONS
  Benefits - paid to participants                           3,347           7,111
  Investment management fees                                   10              10                 11
                                                            3,357           7,121                 11

    NET ADDITIONS                                          57,927          43,311             32,247

  Net assets available for plan benefits
   at beginning of year                                    75,558          32,247

    NET ASSETS AVAILABLE FOR PLAN BENEFITS
     AT END OF YEAR                                      $133,485         $75,558            $32,247
                                                          =======          ======             ======

See accompanying notes


                        NOTES TO FINANCIAL STATEMENTS
                            AEROQUIP CORPORATION
                  RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                              DECEMBER 31, 1993






NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

      The accounting records of the Aeroquip Corporation Retirement Savings Plan for Hourly Employees (the Plan) are maintained on the accrual basis.

Investment Valuation and Income Recognition

      Marketable securities are stated at aggregate fair value and are valued at the last sales price of the valuation period quoted by a national securities exchange. The guaranteed investment contracts are stated at contract value which approximates fair value. The difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as unrealized gains (losses) on investments.

      Realized gains or losses on the sales of investments represent the differences between the proceeds received upon sale and the cost of investments sold, determined on an average cost basis.

      Investment management fees are paid by the Plan, while all other administrative expenses of the Plan are currently borne by the Plan sponsor, Aeroquip Corporation (Aeroquip), a wholly-owned subsidiary of TRINOVA Corporation, (TRINOVA).

Payment of Benefits

Effective January 1, 1993 the Plan changed its method of accounting for benefits of employees who have withdrawn from participation in the Plan but have not yet been paid. This change was made to conform with new guidance in the American Institute of Certified Public Accountants Audit and Accounting Guide "Audits of Employee Benefit Plans." The cumulative effect of this change as of January 1, 1993 and the effect of the change on the 1993 financial statements was not material.

NOTE 2 - DESCRIPTION OF PLAN

      The Plan is a defined contribution plan. Eligible participants include all regular full-time hourly employees subject to a collective bargaining agreement at the Elkhart, Indiana facility of Aeroquip. Part-time employees are generally not eligible to participate in the Plan.

      The Plan became effective April 1, 1991. Participants may contribute to the Plan on a pre-tax basis by payroll reduction up to 15 percent of their annual compensation, in increments of 1 percent. Aeroquip will match participant pre-tax contribution dollar for dollar up to the first 2 percent, and 50 percent of the next 2 percent, of each participant's annual compensation. The total amount contributed on behalf of each eligible participant is subject to calendar-year limits of the Internal Revenue Code, which is indexed and adjusted for changes in the cost of living.

      Participants have an immediate and fully-vested interest in the portion of the Plan accounts represented by their pre-tax elective deferrals to the Plan, including any earnings on these amounts and Aeroquip's matching contributions on participants' pre-tax elective deferrals, as well as earnings thereon.

      Each participant individually directs his or her contributions and Aeroquip's contributions into one or more of the following investment funds (in multiples of 10 percent).

          (1) TRINOVA Stock Fund, selected by 3 and 4 participants at December 31, 1993 and 1992, respectively, is invested in TRINOVA common stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. TRINOVA common stock is acquired in open market purchases at fair value.

          (2) Fixed Income Fund, selected by 37 and 30 participants at December 31, 1993 and 1992, respectively, is invested in insurance company investment contracts, bank investment contracts and their equivalent. These contracts pay a negotiated interest rate for a period of one to five years. Approximately every three months, Aeroquip announces the interest rate which will be paid on all monies that are in the Fixed Income Fund. This interest rate is a single blended rate of the interest rates being paid on each of the contracts in force during that period. New contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poors or its equivalent and have a maximum contract life of five years.

          (3) Multi-Asset Fund, selected by 28 and 23 participants at December 31, 1993 and 1992, respectively, is invested in nine major world capital classes, including stocks and bonds of U.S. and international companies, venture capital, real estate and cash equivalents. Brinson Partners, Inc. is the investment manager of the Multi-Asset Fund.

          (4) Index Fund, selected by 14 and 13 participants at December 31, 1993 and 1992, respectively, is managed by The Vanguard Group of Investment Companies. Contributions to the fund are invested in stocks of the companies and industry groups which make up the Standard & Poor's 500 Composite Stock Price Index.

     Effective April 1, 1994, the Plan was merged into the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan (formerly known as the TRINOVA Corporation Retirement Savings and Profit Sharing Plan for Corporate Employees). Hazelhurst and Associates was terminated as recordkeeper of the plan assets and The Vanguard Group was added as trustee and recordkeeper. Participants will be able to participate in six new investment funds; the Vanguard/WindsorII Fund, the Vanguard Morgan Growth Fund, the Vanguard International Growth Portfolio, the Vanguard Star Fund, the Vanguard Fixed Income Securities-Long Term Corporate Portfolio, and the Vanguard Money Market Reserves-U.S. Treasury Portfolio. The Multi-Asset Fund option was terminated March 31, 1994 and assets held under this option were transferred to the Vanguard Star Fund. Investment directions will be made in 1 percent increments and after-tax voluntary contributions up to 10 percent of annual compensation will be allowable provided that pre-tax contributions have met the limit allowable under IRS regulations. Participants of the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan will have general purpose and home loans available. The minimum loan permitted is $1,000.
Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balances or the total of his or her pre-tax, match and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000.
All loans will be repaid to the Plan in equal installments through payroll deductions over a period up to five years for general purpose and twenty years for home loans. Interest is charged at a reasonable rate, as determined by the Administrative Committee.

     Aeroquip reserves the right to amend, modify or terminate the Plan at any time.

NOTE 3 - BENEFITS

     A participant is entitled to the benefit provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

     Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or (ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the Plan Administrator will distribute the participant's entire interest in one lump sum payment.

     Withdrawals of pre-tax contributions and Aeroquip's matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.

NOTE 4 - INCOME TAX STATUS

     The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code, and Aeroquip will take the appropriate steps to obtain a favorable ruling from the Internal Revenue Service. Aeroquip believes the Plan as written is in operational compliance with the Internal Revenue Code of 1986 as amended.

NOTE 5 - TAX EFFECTS ON PLAN PARTICIPANTS

     The amount withdrawn by a participant during his or her employment from a Plan account attributable to employee pre-tax contributions or employers matching contributions will be subject to federal income tax at ordinary income tax rates and may be subject to additional penalty or excise taxes, as described below.

     The amount of a distribution received in a lump sum is subject to Federal income tax at ordinary income tax rates. However, a qualifying lump sum distribution may be eligible under certain circumstances for special ten-year or five-year averaging or capitol gains treatment. Whether a lump sum distribution qualifies for special ten-year or five-year averaging or capital gains treatment depends upon, among other things, a participant's age, employment status, and dates of participation in the Plan. If a participant receives TRINOVA common stock as part of a lump sum distribution, the excess, if any, of the fair market value of the common stock over the cost of the common stock is not subject to Federal income tax at the time of distribution but generally will be subject to Federal income tax upon any subsequent disposition of the common stock. However, a participant may elect, on the tax return on which the distribution is required to be included, not to have such excess excluded from Federal income tax in the year of distribution, in which case the excess will be taxed in that year. If a distribution is made in installments, each installment is taxed at ordinary income tax rates.

     Any lump sum distribution that a participant receives from the Plan will generally be subject to mandatory tax withholding. The Plan will withhold 20 percent of the taxable part of the participant's distribution to pay federal income tax.

     Certain penalty taxes may be imposed on the taxable portion of a distribution or withdrawal from the Plan. The taxable portion of an in-service distribution made to a participant prior to age 59-1/2 will be subject to a 10 percent penalty tax unless certain exceptions apply. In addition, the taxable portion of a distribution or withdrawal from the Plan and from an individual retirement account (IRA) may be subject to a 15 percent excise tax to the extent it aggregates more than a certain amount during any year.

     A participant, under certain circumstances, may directly roll over amounts distributed from the Plan to another qualified plan or an individual retirement account (IRA) and avoid mandatory federal withholding and penalty taxes.

     Participant contributions made on a pre-tax salary reduction basis are not taxed for Federal income tax purposes, but are considered wages for Federal Insurance Contribution Act (FICA) purposes.

     Matching contributions and any other employee contributions are not included in the participant's taxable wages for federal income tax purposes when paid to the Plan, and are not considered wages for federal income tax purposes or FICA purposes.

NOTE 6 - VALUE OF INTEREST IN MASTER TRUST

     The Plan's investments, except for loans, are held in safekeeping by The Northern Trust Company as Trustee under a Master Trust agreement. The Master Trust holds the investment assets for the Plan and other designated defined contribution plans of the Company, its parent TRINOVA and TRINOVA's other subsidiary. The following table presents the fair values of investments in the Master Trust at December 31, 1993 and 1992.


                                                 December 31
                                         1993                  1992

Investments at Fair Value:
    Fixed Income Funds              $303,865,565            $305,179,819
    Vanguard Mutual Funds             46,310,371              31,465,553
    Multi-Asset Funds                 46,920,647              34,861,689
    TRINOVA Stock Fund                12,317,310               7,950,626
    Government Securities Fund         3,572,450               2,463,161

                                    $412,986,343            $381,920,848
                                      ==========            ============

Net investment income of the Master Trust for the years ended December 31, 1993, 1992, and 1991.is as follows:


                                           Year Ended December 31
                                 1993               1992             1991
Net investment income:
    Interest earned           $ 21,924,851       $23,821,843      $29,017,148
    Dividends received           2,182,874         1,345,912          455,339
    Realized gains               1,758,587         1,388,865        3,651,815
    Other-principally
     unrealized gains           10,234,251         2,922,290        3,212,214
                              $ 36,100,563      $ 29,478,910      $36,336,516
                                ==========        ==========       ==========

  At December 31, 1993 and 1992, the Plan's interest in the net assets of the Master Trust was approximately .03 percent and .02 percent, respectively. The Plan's interest in any one fund does not correspond to the Plan's overall investment in the Master Trust as participants in each plan select their individual investment options. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

Fair values and costs of the Plan's interest in the net assets of the Master Trust at December 31, 1993 are as follows:


Description                                           Fair Value       Cost

FIXED INCOME FUND
 Aetna Life Insurance Contract
   expiring in 1994                                  $ 2,516        $ 2,516
 AILife Insurance Contract
   expiring in 1997                                    5.077          5,077
 Allstate Insurance Company
   expiring in 1998                                    4,323          4,323
 Allstate Insurance Company
   expiring in 1997                                    1,615          1,615
 Allstate Insurance Company
   expiring in 1998                                    1,618          1,618
 Bankers Trust Contract
   expiring in 1996                                    5.647          5.647
 Bankers Trust of Delaware Contract
   expiring in 1996                                    7,803          7,803
 Citibank N.A. Contract
   expiring in 1998                                    5,004          5,004
 Citibank Saver Contract
   expiring in 1998                                    4,076          4,076
 Lotsoff Secure
   expiring in 1999                                    4,115          4,115
 Metropolitan Life Insurance Contract
   expiring in 1994                                      629            629
 Metropolitan Life Insurance Contract
   expiring in 1995                                    7,752          7,752
 Metropolitan Life Insurance Contract
   expiring in 1995                                    3,268          3,268
 Metropolitan Life Insurance Contract
   expiring in 1996                                    5,322          5,322
 Prudential Insurance Contract
   expiring in 1994                                    3,121          3,121
 Prudential Insurance Contract
   expiring in 1996                                    5.659          5.659
 Cash and cash equivalents                             5,476          5,476
 Interest receivable                                       7              7
                                                      73,028         73,028

INDEX FUND
 Vanguard Mutual Fund Pooled Index Fund
  (205.98 shares)                                      9,028          8,301
 Cash and cash equivalents                             1,152          1,152
 Interest receivable                                       3              3
                                                      10,183          9,456

                                                  Fair Value         Cost

MULTI-ASSET FUND
 Brinson Partners Multi-Asset Fund
  (77.167 shares)                                     40,601         29,910
 Cash and cash equivalents                               646            646
 Interest receivable                                       1              1
                                                      41,248         30,557


TRINOVA STOCK FUND
 TRINOVA Corporation Common Stock
  (76 shares)                                          2,385          1,834
 Cash and cash equivalents                               730            730
 Interest receivable                                       2              2
                                                       3,117          2,566


    TOTALS                                          $127,576       $115,607
                                                     =======        =======

Fair values and costs of the Plan's interest in the net assets of the Master Trust at December 31, 1992 are as follows:

Description                                           Fair Value       Cost

FIXED INCOME FUND
 Aetna Life Insurance Contract
   expiring in 1994                                   $  2,750       $ 2,750
 AILife Insurance Contract
   expiring in 1997                                      3,213         3,213
 Bankers Trust Contract
   expiring in 1996                                      3,733         3,733
 Bankers Trust of Delaware Contract
   expiring in 1996                                      5,168         5,168
 Citibank N.A. Contract
   expiring in 1998                                      3,212         3,212
 Metropolitan Life Insurance Contract
   expiring in 1993                                      1,646         1,646
 Metropolitan Life Insurance Contract
   expiring in 1994                                        833           833
 Metropolitan Life Insurance Contract
   expiring in 1995                                      5,200         5,200
 Metropolitan Life Insurance Contract
   expiring in 1995                                      2,593         2,593
 Metropolitan Life Insurance Contract
   expiring in 1996                                      4,626         4,626
 Prudential Insurance Contract
   expiring in 1996                                      4,927         4,927
 Cash and cash equivalents                               3,257         3,257
 Interest receivable                                         3             3
                                                        41,161        41,161

INDEX FUND
 Vanguard Mutual Fund Pooled Index Fund
  (129.99 shares)                                        5,326         5,043
 Cash and cash equivalents                                  (4)           (4)
                                                         5,322         5,039

MULTI-ASSET FUND
 Brinson Partners Multi-Asset Fund
  (42.034 shares)                                       19,716        15,034
 Cash and cash equivalents                                 478           478
 Interest receivable                                         1             1
                                                        20,195        15,513

TRINOVA STOCK FUND
 TRINOVA Corporation Common Stock
  (49 shares)                                            1,047         1,056
 Cash and cash equivalents                                   3             3
 Interest receivable                                         1             1
                                                         1,051         1,060
     TOTALS                                            $67,729       $62,773
                                                       =======       =======


NOTE 7 - CHANGES IN ASSETS BY INVESTMENT OPTION

                                                          Fixed      Vanguard      Multi-     TRINOVA
                                          Contributions   Income    Index 500      Asset       Stock
                                           Receivable      Fund        Fund         Fund        Fund          Total

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                      $  8,908      $40,120     $ 5,322      $20,156     $1,052        $75,558

ADDITIONS
 Contributions
  Employees                                  (1,839)     18,837        3,404       10,449        995          31,846
  Employer                                   (1,160)      12,684       2,069        6,050        663          20,306
                                             (2,999)      31,521       5,473       16,499      1,658          52,152

 Net investment income
  Interest earned                                          4,273           5           28         51           4,357
  Dividends received                                                     221                      38             259
  Realized gains on sales
   of investments
    Aggregate proceeds                                                 1,098          821                      1,919
    Aggregate cost                                                     1,027          374                      1,401
                                                                          71          447                        518
  Other - principally unrealized gains
           on investments                                                446        2,991        561           3,998
                                                           4,273         743        3,466        650           9,132
                                             (2,999)      35,794       6,216       19,965      2,308          61,284

DEDUCTIONS
 Benefit payments                                          1,433         498        1,173        243           3,347
 Investment management fees                                               10                                      10
 Net transfers                                             1,453         847       (2,300)
                                                           2,886       1,355       (1,127)       243           3,357


NET ADDITIONS (DEDUCTIONS)                   (2,999)      32,908       4,861       21,092      2,065          57,927

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                        $ 5,909     $73,028     $10,183      $41,248     $ 3,117       $133,485
                                             =======     =======     =======      =======     =======        =======



NOTE 7 - CHANGES IN ASSETS BY INVESTMENT OPTION (Continued)


                                                          Fixed      Vanguard      Multi-     TRINOVA
                                          Contributions   Income    Index 500      Asset       Stock
                                           Receivable      Fund        Fund         Fund        Fund          Total

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $            $23,177     $2,116       $ 6,943     $   11       $32,247

ADDITIONS
 Contributions
  Employees                                    5,450       15,472      1,676         5,617        275        28,490
  Employer                                     3,458        9,793      1,027         3,458        195        17,931
                                               8,908       25,265      2,703         9,075        470        46,421

 Net investment income
  Interest earned                                           2,541                       11          6         2,558
  Dividends received                                                     110                                    110
  Realized gains on sales
   of investments
    Aggregate proceeds                                                   455           181                      636
    Aggregate cost                                                       437           142                      579
                                                                          18            39                       57
  Other - principally unrealized gains
          (losses) on investments                                        196         1,099         (9)        1,286
                                                            2,541        324         1,149         (3)        4,011
                                              8,908        27,806      3,027        10,224        467        50,432

DEDUCTIONS
 Benefit payments                                           6,144        455           512                    7,111
 Investment management fees                                               10                                     10
 Net transfers                                              4,719       (644)       (3,501)      (574)
                                                           10,863       (179)       (2,989)      (574)        7,121


NET ADDITIONS                                 8,908        16,943      3,206        13,213      1,041        43,311

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $8,908       $40,120     $5,322       $20,156     $1,052       $75,558
                                             ======       =======     ======       =======     ======       =======


NOTE 7 - CHANGES IN ASSETS BY INVESTMENT OPTION (Continued)



                                                 Fixed                      Multi-       TRINOVA
                                                 Income       Index         Asset         Stock
                                                  Fund         Fund          Fund         Fund          Total

ADDITIONS
 Contributions
  Employees                                     $13,941       $1,310        $3,965        $ 5          $19,221
  Employer                                        8,705          689         2 579          6           11,979
                                                 22,646        1,999         6,544         11           31,200

 Net investment income
  Interest earned                                   532                         15                         547
  Dividends received                                              20                                        20
  Unrealized gains on investments                                 98           393                         491
                                                    532          118           408                       1,058
                                                 23,178        2,117         6,952         11           32,258

DEDUCTIONS -- Investment management fees              1            1             9                          11

NET ADDITIONS AND ASSETS AVAILABLE FOR
 PLAN BENEFITS AT DECEMBER 31, 1991             $23,177       $2,116        $6,943        $11          $32,247
                                                =======       ======        ======        ===          =======


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